

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

November 20, 2015

Via E-mail
Mr. John D. Gibbons
Chief Financial Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046-0908

  Re: W&T Offshore, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed March 6, 2015
    File No. 1-32414

Dear Mr. Gibbons:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brad Skinner

          Brad Skinner
          Senior Assistant Chief Accountant
          Office of Natural Resources